October 29, 2024

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Lauren Hamilton

Re:	NexPoint Funds II (File No. 811-07142)

Ms. Hamilton:

This letter responds to comments given by you to K&L Gates LLP, fund counsel to NexPoint Climate Tech Fund (the “Fund”), a series of NexPoint Funds II (the “Trust”), in a telephone conversation on September 4, 2024. The SEC staff (“Staff”) comments provided relate to the below-listed Annual Report filed for the Trust on Form N-CSR (the “Report”) and related filings of the Trust. SEI provides the Trust with administrative and accounting services and submits these responses on behalf of the Trust.

Trust:	Report for FYE:
NexPoint Funds II	September 30, 2023

We have reproduced the substance of your comments below, followed by the responses by the Trust.

SEC Comment 1

With respect to the Trust’s Form N-CEN filed on December 14, 2024, please explain supplementally why Item C.7, subsection (n)(ii) has been checked for the Fund and Item C.3, subsection (c) has not been checked for the Fund, if the Fund is representing that it is a leveraged/inverse fund.

Fund’s Response to Comment 1

The Investment Adviser will remove the check from Item C.7(n)(ii) going forward.

SEC Comment 2

The Average Annual Total Return (“AATR”) table in the Report should include returns for an appropriate broad-based securities market index. Please update the disclosure going forward.

Fund’s Response to Comment 2

The Trust will include an appropriate broad-based securities market index in the AATR table for future annual reports.

SEC Comment 3

Please confirm that the Report’s “Growth of Hypothetical $10,000 Investment” line graph reflects sales charge deductions for Class A and will continue to do so going forward.

October 29, 2024

Fund’s Response to Comment 3

The Trust confirms the graph in the Report reflects the adjustment due to any sales load after the initial minimum investment. Going forward, the beginning line plot point will assume the adjustment of the applicable sales load and will fall below the initial minimum investment.

SEC Comment 4

The Staff noted that the Annual Fund Operating Expenses table in the Fund’s prospectus dated January 31, 2024 (the “Prospectus”) does not match the figures (i.e., the expense ratios) as provided in the Financial Highlights in the Report and did not include a footnote that expenses have been restated or reflect extraordinary expenses. Please explain and reconcile.

Fund’s Response to Comment 4

After the filing of the Report, it was identified that the Report’s financial highlights included immaterial errors in the expense ratios. After discussion with the Trust’s independent registered public accounting firm, management determined that the errors were not material and therefore an amended filing of the Report would not be required. The Trust confirms that the Annual Fund Operating Expenses table in the Prospectus correctly reflects the actual expense ratios as of the Fund’s fiscal year end. As the changes were not material, the Trust did not include a footnote in the Prospectus pursuant to Instruction 3(d) to Item 3 of Form N-1A. The Trust has updated accounting and reporting processes to mitigate such potential errors in future periods.

SEC Comment 5

The Staff noted that the Fund’s Fact Sheet dated June 30, 2024, as posted on the Fund’s website, includes expense ratios different from the Prospectus fee table. Please explain and reconcile.

Fund’s Response to Comment 5

The noted Fact Sheet reflected the Fund’s expense ratios from the previous year as reflected in the Fund’s prospectus dated January 31, 2023. The Trust has updated and reposted the Fact Sheet to reflect the expense ratios from the Fund’s Prospectus dated January 31, 2024.

SEC Comment 6

The Staff noted the related party disclosure in Note 6 to the Financial Statements (emphasis added):

“For its investment advisory services, the Fund pays the Investment Adviser a monthly fee, computed and accrued daily, based on an annual rate of the Fund’s Average Daily Managed Assets. Average Daily Managed Assets of the Fund means the average daily value of the total assets of the Fund less all accrued liabilities of the Fund (other than the aggregate amount of any outstanding borrowings constituting financial leverage).”

If this fee is paid monthly, please explain supplementally why the related payable on the balance sheet is so high compared to the total fee in the Statement of Operations in the Report.

October 29, 2024

Fund’s Response to Comment 6

As a process, the Investment Adviser periodically estimates expenses through-out the year while certain invoices are outstanding. As a result, some level of expense estimate true-up may be necessary at year-end. During the period, the Fund’s estimated expenses were slightly over-accrued resulting in the Investment Adviser over-reimbursing the Fund under the expense limitation agreement. Note there was no impact to the Fund’s NAV for any overaccruals during the period as they are offset dollar-for-dollar with the Investment Adviser’s expense reimbursement. As of September 30th, 2023, the outstanding payable for “Investment advisory and administration fees” in the Report relates to $26,156 for the December Investment advisory fees, and $6,911 for the previous over-reimbursement by the Investment Adviser under the expense limitation agreement (totaling $33,067).

SEC Comment 7

The Staff noted that 15.1% of net assets of the Fund were fair valued as of September 30, 2023; 15% of which was a restricted holding. Please confirm if this holding has triggered the Fund to breach its 15% limit on illiquid investments under its Liquidity Risk Management Plan.

The Staff further noted the first footnote to the leveling table in Note 2 to the Financial Statements:

“A reconciliation of Level 3 investments is presented when the Fund has a significant amount of Level 3 investments at the beginning and/or end of the period in relation to net assets. Management has concluded that Level 3 investments are not material in relation to net assets.”

Please explain supplementally how management came to this conclusion given the amount of Level 3 investments during the period.

Fund’s Response to Comment 7

Restricted Security and Liquidity Classification

As of September 30th, 2023, the Fund held a 15.1% position in Common Stock of MPM Holdings, Inc. (“MPM”).

This security was subject to certain class action litigation for which the fund could elect a cash settlement option or class opt-out and further litigation and as a result was categorized as “restricted.” This was reflected in the leveling table in the Report.

However, from a liquidity risk management standpoint, the security was never considered an illiquid position based on the ability to choose a cash settlement option in the litigation. Accordingly, this holding did not trigger a breach of the Fund’s 15% limit on illiquid investments under its Liquidity Risk Management Plan.

Valuation of Investments

Regarding the first footnote to the leveling table in Note 2 to the Financial Statements, the Investment Adviser notes this footnote is stale and was added prior to certain securities being reclassified to Level 3 . It should have been removed. The Level 3 balance became material upon the reclassification from Level

October 29, 2024

2 and the Investment Adviser reflected the suggested “reconciliation of Level 3 investments” in the following footnote that reads as follows:

“This position was transferred from Level 2 to Level 3 during the year. There were no purchases or sales of Level 3 assets for the year ended September 30, 2023.”

As a result of the Fund’s policy to account for transfers as of fiscal year end, there are no other component’s to disclose (value did not change year over year); thus the above disclosure satisfies the reconciliation disclosure requirement.

Going forward, the Investment Adviser will present the full Level 3 reconciliation table consistent with the Investment Adviser’s other retail funds’ and remove any stale footnotes as necessary.

SEC Comment 8

The Staff noted the Expense Limits and Fee Reimbursement in Note 6 to the Financial Statements:

“Additionally, the Fund may invest in securities issued by other investment companies, including investment companies that are advised by the Investment Adviser or its affiliates, to the extent permitted by applicable law and/or pursuant to exemptive relief from the SEC, and exchange-traded funds (“ETFs”). Fees and expenses of such investments will be borne by shareholders of the investing Fund, and the Investment Adviser voluntarily waives the higher of the two fees for the portion of the Fund’s investment advisory fee attributable to its investment in the affiliated investment company.”

Please explain supplementally which two fees the disclosure is referring to and revise for clarity going forward.

Fund’s Response to Comment 8

The Investment Adviser is referring to waiving the higher of the investment advisory fees of the Fund (fee #1), or the investment advisory fees of the affiliated investment (fee #2). The Investment Adviser will clarify as such going forward.

Please contact Cal Gilmartin at (617) 951-9103 if you have any questions or comments.

Very truly yours,

/s/ Eric C. Griffith

cc:	Stephanie Vitiello, Esq.

4